Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

INTERNAL FAQ

Q. What was announced?

A: KORE announced it has entered into a definitive agreement to become a publicly-traded company through a merger with Cerberus Telecom Acquisition Corp. (CTAC), a special purpose acquisition company (SPAC) formed by affiliates of Cerberus Capital Management, L.P. (Cerberus). KORE will maintain its brand, strategy, and team, and will continue to be led by Romil.

This announcement does not immediately make KORE a public company. The transaction is subject to the satisfaction of necessary closing conditions – including regulatory and shareholder approvals. We expect the transaction to close in mid-2021, at which time KORE would begin trading on the NYSE under the ticker symbol “KORE”.

Q. Who is Cerberus / CTAC?

A: CTAC is the first SPAC launched by Cerberus, one of the world’s leading private investment firms. Headquartered in New York and founded in 1992, Cerberus manages over $50 billion in assets on behalf of many of the world’s most respected investors. Cerberus and its affiliates have a strong track record of supporting innovation and long- term growth at companies across a wide range of industries, including technology and telecommunications.

CTAC was founded for the purpose of merging with market-leading, tech-enabled telecommunications companies participating in the 5G tech wave, with strong management teams and high future growth potential. It is led by CEO Tim Donahue, former Executive Chairman of Sprint Nextel and former CEO of Nextel Communications, along with the support of a distinguished advisory board, whose deep experience and industry relationships will be a significant benefit to KORE.

Q. What is a special purpose acquisition company (SPAC)?

A: A SPAC is a public company that is formed to raise capital through an initial public offering and combine with a private company, thereby creating a new public company. KORE’s management team and Board of Directors determined that KORE’s proposed merger with CTAC is the most efficient and strategic method for the company to enter the public markets.

Q. Why does it make sense for KORE to go public? Why now?

A: KORE is thrilled to be taking this first step in the process towards going public and to be entering its next chapter. KORE has been preparing for this moment for quite some time. We expect that becoming a public company will: better position KORE to serve large enterprises and organizations, achieved by building our brand recognition; strengthen our financial position and give us the flexibility to continue our growth strategy through both organic expansion and accretive acquisitions; and create valuable access to industry networks and relationships through Cerberus and their variety of advisors.

We believe this transaction will position KORE to capitalize on the acceleration towards an increasingly intelligent and connected world, powering real-time information and better business decisions. We have tremendous opportunities ahead of us to grow and scale our business, especially at a time when networks that were designed from the ground up for IoT solutions are coming online; there is greater alignment between enterprises and their digital strategies; and when tremendous value can be gathered by sensors to harness the power of analytics and artificial intelligence.

Q. Why is a SPAC the right path to going public for KORE?

A: We believe that listing through a SPAC merger allows us to be more agile and efficient compared to a traditional IPO process. A SPAC merger can shorten the time to public market by many months. As a company, this allows us to move quickly on our strategic objectives and stay focused on our everyday jobs.

By partnering with CTAC, KORE also expects to benefit from tremendous resources to grow our business and execute our strategy to deploy, manage, and scale IoT applications. With Cerberus’s added resources and technical and operating expertise, we believe that CTAC will be uniquely positioned to support KORE’s long-term strategy.

Q. What else needs to take place for this deal to be completed? When do you expect shares in KORE to start trading?

A: Today’s announcement is just the first step and the transaction still must satisfy all necessary closing conditions, including the receipt of required regulatory approvals. We expect to complete the process in mid-2021, at which time KORE would begin trading on the NYSE under the ticker symbol “KORE”.

Between now and the closing of the transaction, we will continue to operate our business as usual and focus sharply on delivering on our promise to deploy, manage, and scale IoT applications. We will keep you informed of all important developments along the way.

RESTRICTED

Contains private and/or proprietary information. May only be used for authorized KORE business purposes and only by authorized individuals.

Q. What does this mean for KORE employees?

A: We believe that entering the public markets will enable KORE to access a substantial new source of funding, which will enhance the company’s financial position and add value to all areas and stakeholders – including our valued employees.

This transaction with CTAC and other leading institutional investors is a clear validation of our success to date and future growth potential – which is also a testament to the dedication of our team. In all other ways, it is business as usual and employees should remain focused on our mission – the hard work that got us here must continue. More information will be made available in the coming weeks pertaining to all the key benefits of KORE’s future proposed status as a publicly-listed company.

Q. Will there be leadership changes within the company?

A: At this stage, there are no plans for any changes to the company’s leadership. Once listed on the NYSE, KORE will continue to be led by Romil as President & CEO. We will communicate any other updates to future roles and responsibilities closer to closing, expected in mid-2021.

Q. What does this mean for shareholders and incentive plan participants?

A: This transaction strengthens our capital structure and adds valuable financial flexibility.

Q. Will KORE still be owned by Abry?

A: Abry will remain the largest shareholder in the public entity by rolling over 100% of its common equity into the combined company – which is a strong vote of confidence in KORE’s long-term potential.

RESTRICTED

Contains private and/or proprietary information. May only be used for authorized KORE business purposes and only by authorized individuals.

Q. Does this change the strategic direction of the company?

A: This transaction is consistent with our compelling long-term strategy. Access to public market resources will only help us achieve our strategic objectives more quickly as we continue to strengthen our capabilities as the worldwide leader in IoT enablement.

Q. How will our customers be impacted? What should we tell them?

A: There will be no interruption to customers. KORE will continue its aggressive pursuit of augmenting its already award-winning product portfolio, featuring industry-leading connectivity, solutions, and analytics services.

With the added support of CTAC, KORE will become an even stronger partner to its customers by helping extend their digital transformations to the edge, which is the very promise of IoT. Our customer-focused business model has been the key to our success, and that will not change.

Q. When will we be given another update? Who can I contact with additional questions?

A: We are committed to communicating updates to you as appropriate. If you have any questions, please do not hesitate to reach out to your manager.

Q. What do I do if I am contacted by anyone outside of KORE about the transaction?

A: Please direct all inquiries to Landon Garner, Senior Vice President & Chief Marketing Officer.

RESTRICTED

Contains private and/or proprietary information. May only be used for authorized KORE business purposes and only by authorized individuals.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving CTAC and KORE. CTAC and Pubco intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Participants in the Solicitation

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

RESTRICTED

Contains private and/or proprietary information. May only be used for authorized KORE business purposes and only by authorized individuals.